08025794

S. . COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton (561) 998-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray & Gray LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park	Westwood	MA	02090
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG, Equities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PATRICIA A. MANCUSO
MY COMMISSION # DD523833
EXPIRES: Mar. 1, 2010
(407) 398-0153 Florida Notary Service.com

Patricia A. Mancuso
Notary Public

Signature

President & Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2007

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

This report was prepared subject to the terms and conditions set forth in an engagement letter. By relying upon this report, all users shall be deemed to agree to the terms and conditions of that engagement letter. Users intending to rely upon this report should contact the issuer to obtain a copy of its applicable terms and conditions. This report is intended for the exclusive use of the clients of the issuer and others to whom the issuer has expressly granted consent.

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2007

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT

Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of **TFG Equities, Inc.** as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows – direct method for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TFG Equities, Inc.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 26, 2008

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

TFG EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 42,391
Investments	14,848
TOTAL CURRENT ASSETS	57,239
TOTAL ASSETS	$ 57,239

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value:	
Authorized 10,000 shares, issued and outstanding 5,000 shares	$ 5,000
Additional paid-in capital	1,184,378
Accumulated other comprehensive income	6,747
Accumulated deficit	(1,138,886)
TOTAL STOCKHOLDER'S EQUITY	57,239
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 57,239

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Consulting fees other income	$ 104,000
EXPENSES	
Consulting fees	62,500
Legal and accounting fees	5,000
Administrative services	6,804
Office expense	4,740
Rent	6,072
Telephone	1,056
NASD and other fees	3,784
TOTAL EXPENSES	89,956
NET INCOME	14,044
OTHER COMPREHENSIVE INCOME	
Unrealized gain on investment	6,747
COMPREHENSIVE INCOME	$ 20,791

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional	Accumulated	Accumulated Other Comprehensive	
	Shares	Amounts	Paid-in Capital	Deficit	Income	Total
BALANCE BEGINNING OF YEAR	5,000	$ 5,000	$ 1,184,378	$ (1,152,930)	-	$ 36,448
NET INCOME				14,044		14,044
NET OTHER COMPREHENSIVE INCOME					6,747	6,747
BALANCE END OF YEAR	5,000	$ 5,000	$ 1,184,378	$ (1,138,886)	$ 6,747	$ 57,239

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS - DIRECT METHOD

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income and increase in cash	$ 14,044
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,044
CASH AT BEGINNING OF YEAR	28,347
CASH AT END OF YEAR	$ 42,391
SUPPLEMENTAL CASH FLOW INFORMATION	
Amount paid for taxes and interest	$ -

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 – BUSINESS

Organization – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships, and in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a) (2) (ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash – During the course of the normal business cycle the Company may, at times, maintain a deposit balance in excess of the FDIC insurance limits.

Investment – The Company's investment is an equity security and is classified as available for sale and is carried at fair market value.

Revenue Recognition – Consulting and other income is recognized by the Company when earned.

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined of $57,239 at December 31, 2007. The minimum net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 0%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in administrative services, office expenses, rent (as a tenant-at-will), and telephone are charges by The Finch Corporation, an affiliate of the stockholder for the Company's allocable share of expenses which amounted to $18,672.

Consulting fees and other income amounting to $104,000 were earned from affiliates of the stockholder. Additionally, the Finch Corporation charged consulting fess of $62,500.

NOTE 5 – INVESTMENTS

The cost and estimated fair value of the Company's investment is as follows as of December 31:

	Cost	Unrealized Gains	Fair value
300 Shares of Nasdaq	$ 8,101	$ 6,747	$ 14,848

For the year ended December 31, 2007, the changes in net unrealized gains on available-for-sale investments included as a component of owners' equity.

NOTE 6 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

OTHER FINANCIAL INFORMATION

TFG EQUITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 57,239
Deduction and/or changes:	
Nonallowable assets from statement of financial condition - haircuts and investments	14,847
NET CAPITAL	$ 42,392
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Net capital	42,392
EXCESS NET CAPITAL	$ 37,392
EXCESS NET CAPITAL AT 100% (NET OF CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS	$ 37,392
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	0.00%

There is no material differences between the above computation and the Company's corresponding unaudited filing.

TFG EQUITIES, INC.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k) (2) (i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

TFG EQUITIES, INC.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2007. This assessment has been paid as of December 31, 2007.

GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
TFG Equities, Inc.

In planning and performing our audit of the financial statements of the financial statements of **TFG Equities, Inc.** as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive procedures of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 26, 2008

END